Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

October 15, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Lisa Sellars

Re:	UV Flu Technologies, Inc. Form 10-Q for the quarter ended June 30, 2010 Filed August 16, 2010 File No. 0-53306

Dear Ms. Sellars:

We express our appreciation for your review of the Form 10-Q for the quarter ended June 30, 2010 (the “Form 10-Q”) of UV Flu Technologies, Inc., a Nevada corporation (the “Company”).  On behalf of the Company, we are responding to comments on the Form 10-Q provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2010.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Form 10-Q for the quarter ended June 30, 2010

Note 3.  Significant Accounting Policies, page 6

(h)  Revenue Recognition, page 7

1.
Staff Comment:  We read your response to comment five in our letter dated September 10, 2010.  Please explain to us how you concluded that Puravair has taken the significant risks and rewards of ownership related to the products provided to them under your master distributor agreement.  Your response should address the following:

•
We read in the second bullet point of your response to comment five that there are no rights of return and exchange is allowed only on defective products.  The meaning of this statement is unclear to us since we understand that you do not have the ability to manufacture any additional air purifier systems and the entire existing air purifier system inventory that you purchased from AmAirpure has already been conveyed to Puravair under the master distributor agreement.  Please explain in more detail what recourse Puravair has to you if it is either unable to sell your products or it determines that some of your products are defective.

GREENBERG TRAURIG, LLP ▪ ATTORNEYS AT LAW ▪ WWW.GTLAW.COM
1201 K Street, Suite 1100 ▪ Sacramento, California 95814 ▪ Tel 916.442.1111 ▪ Fax 916.448.1709

Securities and Exchange Commission
Attention:  Lisa Sellars
October 15, 2010

•
We read in the second bullet point of your response to comment five that you have been flexible in the payment terms with your sole customer, Puravair, and that the majority of revenues generated during the nine months ended June 30, 2010 (the vast majority of which were generated in the quarter ended March 31, 2010) were in accounts receivable at June 30, 2010 because Puravair is also in the process of establishing its customers.  Since you have not enforced the 30 day terms of your invoice for this sale and you appear to be allowing Puravair to first sell your products to third parties before paying you for that inventory, it appears that the substance of this transaction may be a consignment of your inventory to Puravair rather than a sale of your inventory that occurred during the quarter ended March 31, 2010.  If you continue to believe that the substance of this transaction is a sale of your inventory that occurred during the quarter ended March 31, 2010, please explain how this view is supported under GAAP and under SAB Topic 13.  Specifically, it is unclear to us how you were able to conclude that collectability is reasonably assured and how you considered whether it would be more appropriate to recognize revenues only to the extent that cash payments have been received.

Company Response:  Pursuant to your request,

•
the Company works with a manufacturer in the production of new air purification systems.  Puravair has the following recourse against the Company under the terms of the Distributorship Agreement, dated November 25, 2009, between Puravair and the Company:

(i)
if Puravair is unable to sell the Company’s products, Puravair may cease to purchase additional products from the Company, as Puravair is not required under any circumstances to implement any purchases of products from the Company after Puravair’s initial stocking order; and

(ii)
if Puravair determines that some of the Company’s products are defective, it may seek recourse under the one year limited warranty, whereby the Company warranted that the product would be free from defects in workmanship or materials for a period of one year from the date of purchase, and if the products fail any time within one year after purchase, the Company will repair or replace the defective part (at the Company’s option).  Additionally, under the returned goods policy terms of the Distributorship Agreement, the Company provided Puravair with a 2% defective goods allowance, which allows Puravair to handle returns from customers in any manner that Puravair sees fit and has the right to refurbish and sell returned products.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
October 15, 2010

•
the transaction with Puravair was a sale, rather than a consignment, of its inventory.  Puravair owes payment to the Company for the inventory it purchased regardless of whether Puravair sells the product to third parties or not.  The Company has continuously monitored the account with Puravair and has attempted to enforce the payment terms of the invoice and to collect on the receivable, but Puravair has been unable to pay in accordance with such initial terms and extended terms.  As a result of such non-payment, on September 30, 2010, the Company terminated the Distributorship Agreement with Puravair.  The Company will provide the appropriate disclosure for such termination in its next quarterly report on Form 10-Q filing with the Commission.  Additionally, the Company respectfully advises the Commission that the transaction is supported as a sale, rather than a consignment, under GAAP and SAB Topic 13 as follows:

(i)
Persuasive evidence of an arrangement existed, as title to the product passed to Puravair, Puravair has no rights to return the product, and Puravair’s obligation to pay the Company for the inventory is not implicitly or contractually excused until Puravair sells the product to a third party and Puravair’s obligation to pay the Company remains unchanged in the event of theft, damage, or destruction to the inventory.

(ii)
Delivery of the inventory by the Company and acceptance of such inventory by Puravair occurred, without any arrangements or agreements for trial and evaluation purposes, a right of return, or any other subjective or specified criteria for acceptance.

(iii)	The Company's purchase price to Puravair for the inventory was fixed and there was no right of return on the products which would require estimates of product return that could change.

(iv)
Collectability was reasonably assured at the outset of the transaction.  The Company evaluates collectability on a customer-by-customer basis.  New and existing customers are subject to a credit review process, which evaluates the customers’ financial position (e.g. cash position and credit rating) and their ability to pay.  In this instance, the collectability from Puravair was considered by the Company to be reasonably assured at the outset of the arrangement in accordance with the Company’s credit review process and the Company continuously monitored the collectability of the account with Puravair.

*  *  *  *  *

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
October 15, 2010

Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee For the Firm

MCL/bfg

GREENBERG TRAURIG, LLP